82-2553

02034594

02 JUN -6 AM 11:09

SUPPL

MEGASTAR DEVELOPMENT CORP.
#5 - 9110 Glover Road
Fort Langley, BC V1M 2S2
604.888.0786 (Telephone)
604.888.3268 (Facsimile)

NOTICE OF ANNUAL GENERAL MEETING

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of Megastar Development Corp. (the "Company") will be held at the offices of the Company's solicitors, Messrs. Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, B.C. on Friday, the 28th day of June, 2002 at the hour of 10:00 o'clock in the forenoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1. To receive and consider the Report of the Directors to the Members.
2. To receive and consider the financial statements of the Company, together with the auditor's report thereon for the fiscal year ended February 28, 2002.
3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at four (4).
4. To elect directors to hold office until the next annual general meeting of the Company.
5. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company.
6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company.
7. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of Proxy and return it within the time and to the location in accordance with the instructions set out in the form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Fort Langley, British Columbia, this 21st day of May, 2002.

dw 6/18

By Order of the Board of

MEGASTAR DEVELOPMENT CORP.

"Peter Haladin"
Peter Haladin, President

D/ljm/338004.1

MEGASTAR DEVELOPMENT CORP.
#5 - 9110 Glover Road
Fort Langley, BC V1M 2S2
604.888.0786 (Telephone)
604.888.3268 (Facsimile)

INFORMATION CIRCULAR

(As at May 21, 2002 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of Megastar Development Corp. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held on Friday, June 28, 2002. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

REVOCABILITY OF PROXY

The persons named in the enclosed form of proxy are directors of the Company.

Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered either to the office of the Company or the registrar and transfer agent by mail or by fax, at least 48 hours prior to the scheduled time of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon any such delivery the proxy is revoked.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value, of which 6,615,020 common shares are issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on May 16, 2002 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Peter Haladin	*714,188*(1)	*10.80%*

(1) 368,188 of these shares are held by Derby Reach Holdings Ltd., a private company controlled by Peter Haladin, the President, CEO and a Director of the Company.

VOTING OF PROXIES

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT THE SHAREHOLDER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY.

THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED ON ANY POLL (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed, all of whom are presently members of the Board of Directors.

The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at four (4). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Country of Ordinary Residence and Position Held with the Company	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Date on which the Nominee became a Director of the Company
*PETER HALADIN** *Canada* *PRESIDENT, CEO and DIRECTOR*	*Licensed Realtor*	*714,188*(1)	*December 15, 2000*

Name, Country of Ordinary Residence and Position Held with the Company	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Date on which the Nominee became a Director of the Company
*JERRY MINNI** *Canada* *DIRECTOR*	*Certified General Accountant*	*215,355*	*March 13, 2000*
JAMES REAMSBOTTOM *Canada* *DIRECTOR*	*Businessman*	*88,000*	*December 15, 2000*
*JULIA HARROD** *Canada* *DIRECTOR*	*Businesswoman*	*Nil*	*December 21, 2000*
* Member of Audit Committee			

(1) 368,188 of these shares are held by Derby Reach Holdings Ltd., a private company wholly owned by Peter Haladin, the President, CEO and a Director of the Company.

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the *Company Act* (British Columbia) was mailed to the British Columbia Securities Commission and to the Canadian Venture Exchange and was published in The Province newspaper, Vancouver, British Columbia on May 2, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer ("CEO");

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

("Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Peter Haladin[(1)] President, CEO and Director	2002 2001 2000	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	326,351 N/A N/A	Nil N/A N/A	Nil N/A N/A	$42,000[(2)] N/A N/A
Jerry Minni[(3)] Former President and CEO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil $38,000[(4)] Nil	Nil 282,000[(5)] Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Peter Haladin was appointed the President and Chief Executive Officer on May 30, 2001.

(2) Of this amount, $18,000 is paid to Peter Haladin pursuant to a Management Agreement whereby Peter Haladin is paid a management fee of $1,500 per month and $24,000 is paid to First Capital Realty Ltd., a company controlled by Peter Haladin, pursuant to an agreement whereby First Capital Realty Ltd. is paid $2,000 per month for office management services.

(3) Jerry Minni was appointed the President and Chief Executive Officer of the Company on March 28, 2000 and resigned from both positions on May 30, 2001.

(4) This sum represents management fees and administrative fees paid or accrued to JVM Management Ltd., a private company owned 50% by Jerry Minni and 50% by Vera Minni.

(5) 240,000 of these options are pre-consolidated and 42,000 options are post-consolidated.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

There were no long term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

OPTIONS AND SARS

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Peter Haladin	326,351	100%	$0.10	$0.12	February 6, 2007

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name (a)	Securities Acquired on Exercise (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Peter Haladin	220,000	$26,400	326,351/0	Nil/Nil

There were no options held by the CEO or any Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

There are no employment contracts or compensatory plans or arrangements between the Company and a Named Executive Officer.

The Company has no compensation committee.

COMPENSATION OF DIRECTORS

There were no stock options granted to directors of the Company during the most recently completed financial year.

OTHER COMPENSATION TO DIRECTORS

James Reamsbottom and Julia Harrod each receive $500 per month for their services as directors of the Company. As at the fiscal year ended February 28, 2002, $6,000 was paid to each of James Reamsbottom and Julia Harrod.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Save and except the foregoing, or as disclosed elsewhere in this information circular, since March 1, 2001, being the commencement of the Company's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or

proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or senior officer of the Company;

(b) any proposed nominee for election as a director of the Company;

(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(d) any associate or affiliate of any of the foregoing persons.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Amisano Hanson, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

Amisano Hanson were first appointed auditor of the Company on December 21, 1990.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof, except that First Capital Realty Ltd., a company controlled by Peter Haladin is paid $2,000 per month for office management services. As at the date of the most recently completed fiscal year end $24,000 has been paid to First Capital Realty Ltd.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

By Order of the Board of
MEGASTAR DEVELOPMENT CORP.

Per: *"Peter Haladin"*
Peter Haladin, President

MEGASTAR DEVELOPMENT CORP.
TO REGISTERED HOLDERS
AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Policy Statement No. 41 - Shareholder Communication (the "Policy") and pursuant to the British Columbia Securities Regulation:

(a) registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter;

(b) non-registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Non-registered shareholders entitled to receive an issuer's audited annual financial statement, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

If you are interested in receiving such quarterly reports, please complete and return this form

---

NAME OF ISSUER: MEGASTAR DEVELOPMENT CORP.

NAME OF SHAREHOLDER: ______________________________

ADDRESS: ______________________________

____

SIGNATURE: ______________________________
I certify that I am a registered shareholder

SIGNATURE ______________________________
I certify that I am a non-registered shareholder (beneficial holder)

DATE: ____________________, 2002

MAIL TO: Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, BC V6C 3B8

2 NEW WAYS TO VOTE

IN ADDITION TO VOTING BY MAIL OR FAX, **REGISTERED HOLDERS** **MAY VOTE ON THE INTERNET OR BY TELEPHONE 24 hours a day, 7 days a week.** You will need to have the proxy form in hand since you will be prompted to enter your I.D. and Code numbers located beside your name which is printed on the proxy (if the I.D. and Code are not on the proxy, they will be on the back of this flyer), and then will be guided through the simple voting process. You are able to review and change your votes before the voting process records your instructions. You may also revote at a later time. **N.B. If your name, address and codes are not printed on the enclosed form of proxy or on the back of this flyer, your shares are held for you by your broker or other financial advisor, and this flyer has been sent to you in error. Such security owners are unable to use the voting options described herein.**

1.  *INTERNET VOTING*

***Internet Website* – http://www.stocktronics.com/webvote**

AND

2.  *TELEPHONE VOTING*

1-888-835-8683

(1-888-TEL-VOTE)

***PLEASE NOTE:** a proxyholder that is not a management proxyholder (i.e. named in the Instrument of Proxy) cannot be appointed by telephone.*

OR RETURN YOUR PROXY BY MAIL TO:



PACIFIC CORPORATE TRUST COMPANY
625 Howe Street, 10th Floor
Vancouver, B.C.
V6C 3B8

OR RETURN YOUR PROXY BY FAX TO: **(604) 689-8144**



WOULD YOU LIKE TO RECEIVE NOTICE AND ACCESS TO COMPANY MATERIAL OVER THE INTERNET IN THE FUTURE ?
SIMPLY FILL IN YOUR EMAIL ADDRESS AT THE BOTTOM OF THE INTERNET VOTING PAGE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***may not be valid unless it is signed*** by the Member or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by the Member for the proxyholder to date this proxy on the date on which it is received by Pacific Corporate Trust Company.

4. **A Member who wishes to attend the Meeting and vote on the resolutions in person,** may do so as follows:

   (a) ***If the Member is registered as such on the books of the Company***, simply register the Member's attendance with the scrutineers at the Meeting.

   (b) ***If the securities of a Member*** are ***held by a financial institution***, (i) cross off the management appointees' names and insert the Member's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member's vote will be counted at that time.

5. **A Member who is not able to attend the Meeting in person but wishes to vote on the resolutions,** may do either of the following:

   (a) ***To appoint one of the management appointees*** named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Member with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

   (b) ***To appoint another person***, who need not be a Member of the Company, to vote according to the Member's instructions, cross off the management appointees' names and insert the Member's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Member with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Member's appointed proxyholder.

6. **The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll** of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Member has returned the Instrument of Proxy, ***the Member may still attend the Meeting*** and may vote in person should the Member later decide to do so. However, to do so, the Member must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, this Instrument of Proxy must be RECEIVED at the office of "PACIFIC CORPORATE TRUST COMPANY" by mail or by fax at least 48 hours prior to the scheduled time of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.
The mailing address of Pacific Corporate Trust Company is 10th Floor - 625 Howe Street, Vancouver, BC V6C 3B8, and its fax number is (604)689.8144.

PROXY

Annual General Meeting of members of MEGASTAR DEVELOPMENT CORP., to be held at the offices of the Company's solicitors, Messrs. Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, B.C. on Friday, June 28, 2002, at 10:00 o'clock in the forenoon

The undersigned Member of the Company hereby appoints, Peter Haladin, the President, CEO and a Director of the Company, or failing this person, James Reamsbottom, a Director of the Company, or in the place of the foregoing, ________________________, *(Print the Name)* as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Against
1.	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	_____	_____
2.	To determine the number of Directors at four (4)	_____	_____

	Resolution	For	Withhold
3.	Appointment of Auditors	_____	_____
4.	To elect PETER HALADIN as a Director	_____	_____
5.	To elect JERRY MINNI as a Director	_____	_____
6.	To elect JAMES REAMSBOTTOM as a Director	_____	_____
7.	To elect JULIA HARROD as a Director	_____	_____

SECURITIES & EXCHANGE COMMISSION
RM 3094 (3-6) 450 5TH ST NW
WASHINGTON DC 20549
USA

000000001301

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ________________________________

Please Print Name: ________________________________

Date: ________________________________

THIS PROXY MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION & INSTRUCTIONS ON REVERSE.

D/ljm/338006.1